Ms. Julia Griffith	Sent via Edgar Filing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

December 14, 2021

Re:	Veloce Cap Fund 1 LP
Amendment No. 1 to
Offering Statement on Form 1-A
Filed November 30, 2021
File No. 024-11689

Dear Ms. Griffith:

In response to your letter dated December 9, 2021 regarding Amendment No. 1 to Offering Statement on Form 1-A filed on November 30, 2021 with file number 024-11689, we hereby submit the following responses. Each line item below corresponds to the comment number in your letter followed by our response:

Amendment Number 1 to Offering Statement on Form 1-A filed November 30, 2021

General

1.	Comment: We note your response to Comment 1. You state that the Section 3(c)(1) exemption may not be available to the Fund. Accordingly, please revise the disclosure in the offering statement to remove any applicable references to Section 3(c)(1), including any references to issuers whose securities are beneficially owned by 100 or fewer investors.

*Admitted in Arizona and New Jersey ** Admitted in Massachusetts and Rhode Island only ***Admitted in New York****Admitted in Oregon

December 14, 2021

Response:

In response to the Staff’s comments, we removed the reference of 3(c)(1) exemption, including reference to the beneficial ownership of 100 or more investors.

2.	Comment: Please provide a detailed breakdown explaining, for the principal types of assets that the Fund expects to hold, whether the Fund considers the asset a “qualifying interest” or a “real estate-type interest”. In your response, please specifically state how you intend to treat assets relating to the Fund’s lending activities secured by interests in personal property.

Response:

In response to the Staff’s comments, the Fund will own at least 80% of its total assets to be mortgages and other liens and interests which are fully secured by real property (“qualifying interests”) and “real estate-type interests.” The Fund considers these mortgages and other liens and interests in real property to be qualifying interests. See e.g., Salomon Brothers Inc. SEC Staff No-Action Letter (June 17, 1985) and Redwood Trust, Inc. SEC Staff No-Action Letter (October 16, 2017). As noted in the Offering Circular, the Fund is in the business of making, purchasing, originating, funding, acquiring, and/or otherwise selling loans secured by interests in real property. The Fund may also manage and hold REOs that are derived from the lending activities. The Fund does not anticipate in conducting any lending activities secured by interests in personal property. Accordingly, any reference to the lending activities regarding personal property has been removed.

Very truly yours,

GERACI LAW FIRM

/s Tae Kim

Tae Kim
t.kim@geracillp.com
(949) 379-2600

Enclosures